12010417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC Mail Processing Section FEB 29 2012 Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-66797

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/11 and ending 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Telemus Investment Brokers, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
Two Towne Square, Suite 800
(No. and Street)

Southfield	MI	48076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Catherine Farley (248) 827-1800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

TELEMUS INVESTMENT BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Member of
Telemus Investment Brokers, LLC

We have audited the accompanying statement of financial condition of Telemus Investment Brokers, LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Telemus Investment Brokers, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 13, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

TELEMUS INVESTMENT BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 246,808
Receivable from broker/dealers	135,482
Concessions receivable	88,468
Receivable from related party	24,886
Customer list, net of accumulated Amortization of $50,000	50,000
TOTAL ASSETS	$ 545,644

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	$ 0
Member's Capital	$ 545,644
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 545,644

The accompanying notes are an integral part of this financial statement.

TELEMUS INVESTMENT BROKERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Telemus Investment Brokers, LLC (the "Company"), a limited liability company, was organized in the state of Delaware on December 3, 2003. The Company is wholly-owned by Telemus Capital Partners, LLC. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in July 2005.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Customer List - The Company is amortizing the customer list over its estimated useful life, ten years. Amortization expense will approximate $10,000 for each of the next five years. The Company evaluates the carrying value of its customer list during the fourth quarter of each year and between annual evaluations, if events occur or circumstances change that would more likely than not reduce the fair value below its carry amount.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - INCOME TAXES

As a limited liability company the Company is treated as a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Telemus Capital Partners, LLC (the sole member).

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company's net capital and required net capital were $382,052 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 5 - PROFIT SHARING PLAN

Employees of the Company are included in a deferred compensation and profit sharing plan commonly called a 401(k) plan. The plan is in the name of Telemus Capital Partners, LLC (see Note 6). The Company's contribution to this plan for the year ended December 31, 2011 was $0.

NOTE 6 - RELATED PARTIES

As previously mentioned, the Company is wholly-owned by Telemus Capital Partners, LLC (TCP). Through TCP the Company is also affiliated with various other entities, including Telemus Investment Management, LLC, Telemus Wealth Advisors, LLC and Telemus/Beacon Investment Company, LLC (all registered investment advisors).

The Company has entered into an agreement with TCP, whereby TCP will pay certain expenses on the Company's behalf without anticipated reimbursement. For the year ended December 31, 2011, expenses paid by TCP on the Company's behalf were as follows:

Compensation and related benefits	$ 478,908
Occupancy	142,306
Communications	18,347
Other	310,291
Total	$ 949,852

These amounts are not reflected on the financial statements for the year ended December 31, 2011.

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer). Pursuant to the agreement, the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. This agreement was terminated July 22, 2011.

An agreement with a Clearing Broker/dealer was signed on July 22, 2011 with a transition date of February 4, 2012. This new agreement is similar to the agreement enumerated above, except for the following points. There is a 180 day notice of termination with a termination fee. The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealer.